Exhibit 99.2

Press Release

Total Begins Producing Sustainable Aviation Fuel in France

Paris, April 8, 2021 – Total has begun producing sustainable aviation fuel (SAF) at its La Mède biorefinery in southern France and its Oudalle facility near Le Havre. The biojet fuel, made from used cooking oil, will be delivered to French airports starting in April 2021.

Total will also be able to produce SAF as from 2024 at its zero-crude Grandpuits platform, southeast of Paris.

All of these sustainable aviation fuels will be made from animal fat, used cooking oil and other waste and residue sourced from the circular economy. Total will not use vegetable oils as feedstock.

In this way, Total will be in a position to respond from its production sites in France to new French legislation that calls for aircraft to use at least 1% biojet fuel by 2022, 2% by 2025 and 5% by 2030.

The development of SAF is one of the strategic paths being pursued by Total to meet the challenge of carbon neutrality, as biojet fuels help reduce CO2 emissions from air transportation.

“By producing sustainable aviation fuel at our French sites today, we are able to respond to strong demand from an aviation industry looking to reduce its carbon footprint, while adapting our industrial resources. As a broad energy company, we support our customers by providing innovative solutions to reduce their emissions. This commitment is fully aligned with Total’s climate ambition to get to net zero emissions by 2050,” said Bernard Pinatel, President of Refining & Chemicals at Total.

Total and Sustainable Aviation Fuel

Total is involved in numerous initiatives to produce and market sustainable aviation fuel in partnership with aviation industry partners. The Group will reach a new milestone in May 2021 with the creation of a dedicated Renewable Fuels Business Unit.

Sustainable Aviation Fuel is a practical alternative to fossil-based jet fuel. It significantly reduces the CO2 emissions from air transportation and can be used as a drop-in fuel as of today, without any need to modify existing supply chain infrastructure, aircraft or engines.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.